11017956

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11017956

SEC Mail Processing Section

DEC 28 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-25064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RAYMOND C. FORBES & CO., INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRIC OBSBAUM **(212) 897-1694**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

G.D 1/4/12

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Raymond C. Forbes & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Raymond C. Forbes & Co., Inc. (the "Company") as of September 30, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raymond C. Forbes & Co., Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

December 20, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

RAYMOND C. FORBES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash and cash equivalents	$	104,100
Deposit held by clearing broker		101,273
Securities owned, at fair value		608,888
Receivable from brokers and dealers, less allowance for doubtful accounts of $56,638		772,275
Due from affiliated companies		180,289
Other assets		5,537
TOTAL ASSETS	$	1,772,362

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker	$	263,689
Accrued expenses and other liabilities		999,023
Taxes payable		2,050
Total liabilities		1,264,762
Commitments and contingencies (Notes 4 and 11)		
Stockholders' equity:		
Common stock - no par value; 200 shares authorized, 105 shares issued and outstanding		275,000
Additional paid-in capital		5,724,560
Accumulated deficit		(5,491,960)
Total stockholders' equity		507,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,772,362

See accompanying notes to financial statements.

RAYMOND C. FORBES & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, the NASDAQ Stock Market, and other exchanges.

NOTE 2. MANAGEMENT'S PLANS

As more fully described in the last paragraph of Note 11, management believes that it is probable that a registered representative with responsibility for a substantial amount of commission income will leave the Company with his customer relationships. In response, management plans to reduce the Company's operating expenses to a level that is commensurate with its revised revenue base. Further, to the extent that 2012 operations require additional funding, certain stockholders have indicated to management that they have both the intent and ability to provide such funding if needed.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents includes cash in bank accounts and shares owned of a money market fund.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. The accounting rules establish a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)
inputs are inputs that reflect the assumptions market participants would use in pricing the asset and liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs, which are significant to the overall situation.

The three-tier hierarchy of inputs is summarized below:

Level 1: Quoted prices in active markets for identical investments.

Level 2: Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant judgment or estimation by management. Investments that are included in this category generally include equity and debt positions in private companies.

Investments in securities that are traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary exchange such securities are traded, unless there is no activity, in which case the mean between the last reported bid and the last reported ask price is used. Securities for which market quotations are not readily available are valued at their fair value, as determined in good faith under consistently applied procedures established by the Company.

Income Taxes
The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements.

At September 30, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Subsequent Events
The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 4. TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND DEALERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customer transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2011, the Company had net capital of approximately $92,000, which exceeded its requirement of $67,000 by approximately $25,000.

NOTE 6. SECURITIES OWNED

At September 30, 2011, securities owned consisted of equity shares of one issuer.

NOTE 7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 7. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2011:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at September 30, 2011	Valuation Technique
Investment securities:					
Equity securities	$ 608,888	$ -	$ -	$ 608,888	(a)

During the year ended September 30, 2011, there were no transfers between levels of the fair value hierarchy.

NOTE 8. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") that covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 4% of an employee's compensation. During the year ended September 30, 2011, the Company contributed approximately $38,000 to the Plan.

NOTE 9. INCOME TAXES

Although the Company is an S corporation for income tax purposes, it must report its taxable income as a C corporation to the City of New York. The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company files its corporation income tax returns on a September 30 fiscal year end. The Company has New York City net operating loss carryforwards of approximately $1,795,000, which are available to reduce future taxable income. Such loss carryforwards expire as follows:

September 30	
2028	$ 462,000
2029	722,000
2030	565,000
2031	46,000
	$ 1,795,000

NOTE 9. INCOME TAXES (CONTINUED)

In addition, the Company has accumulated unrealized losses on its marketable securities amounting to approximately $1,350,000. The unrealized loss on marketable securities and the Company's net operating loss carryforwards give rise to a deferred tax asset of $175,000. However, the Company has determined that a valuation allowance of $175,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized. The Company is not subject to tax examinations by taxing authorities for tax years before the fiscal year ended September 30, 2008.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company has two affiliates related through common ownership. The Company earned commission income from one of the affiliates of approximately $33,000 for the year ended September 30, 2011. In addition, the Company was reimbursed for expenses amounting to approximately $649,000 by both affiliates. The amount receivable from both affiliates amounted to approximately $180,000 at September 30, 2011.

NOTE 11. CONCENTRATIONS

Cash and cash equivalents, amounts due from clearing brokers, and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

For the year ended September 30, 2011, commission income related to the activities of one of the Company's registered representatives amounted to approximately $5,132,000 (approximately 57% of the Company's total revenues), and related expenses in connection therewith amounted to approximately $4,613,000. Management believes that it is probable that this registered representative will leave the Company with his customers in the near term.